

2024

ANNUAL REPORT

QCR
HOLDINGS, INC.



relationship driven

A MESSAGE
FROM THE CHAIR OF THE BOARD

On behalf of the entire Board of Directors, I am proud to bring you this year's Annual Report.

Passion, achievement, accountability, collaboration, innovation, and inclusion are at the core of our business decisions every day, whether those decisions are related to our employees, our clients, our communities, or our shareholders.

This approach has resulted in another record year of earnings, $2.2 million in sponsorships and donations supporting our local nonprofits, over 25,000 volunteer hours in our communities, and an employee engagement score of 78% with an impressive 94% participation rate.

No one better represents QCR Holdings, Inc. values than our CEO, Larry Helling, who will be retiring in May. I've had the privilege to work with Larry for nearly 20 years and have seen his commitment to the company's positive outcomes for all our stakeholders. His vision has positioned QCR Holdings for outstanding and sustainable financial performance

We wish Larry a happy retirement, and we are confident that his successor, Todd Gipple, will bring continued success for QCR Holdings, Inc. and our shareholders.



MARIE Z. ZIEGLER
Chair of the Board, QCR Holdings, Inc.

Thank you for your support, and we look forward to another rewarding year in 2025.

STRATEGY, VISION, AND SUSTAINABILITY

A Message from our CEO and President

Key strategic decisions, paired with a clear vision for the future, have paved our company's path toward sustainable financial performance. Focusing on 9% loan growth–funded with new core deposits–6% growth in fee income, and 5% expense growth (9-6-5) has allowed us to achieve top-quartile financial performance.

FINANCIAL HIGHLIGHTS

Strong Core Deposit Growth and Increased Liquidity

Total core deposits grew $474 million or 8% from the prior year, outpacing net loan growth and increasing immediate liquidity.

Asset Quality Remains Excellent

At the end of 2024, the ratio of NPAs to total assets was .50%, which is well below the Company's historical 20 year average.

2024 Brought Significant Loan Growth

Prior to loan securitizations of $387 Million, the Company's total loans and leases grew $628 Million, or 10% from the prior year.



QCR HOLDINGS, INC. FINISHED 2024 WITH A RECORD YEAR OF NET INCOME.

LARRY J. HELLING
Chief Executive Officer,
QCR Holdings, Inc.



TODD A. GIPPLE
President and Chief Financial Officer,
QCR Holdings, Inc.

Our employees are deeply engaged and genuinely care about their clients and communities. As we've learned from experience, when our employees are engaged, we exceed client expectations and strengthen our communities–leading to sustainable financial performance. This, in turn, allows us to invest in top talent and cutting-edge technology to build the bank of the future while delivering value to our shareholders.

We have been honored to guide our company as a team since 2019. As Todd steps in as CEO and Larry transitions to retirement, we remain dedicated to delivering sustained top-quartile financial performance and ensuring your investment in our institution is rewarded.

Thank you for the confidence you have placed in us.



$71 Million
Capital Markets Revenue

$119 Million
Record Adjusted Annual Net Income

10%
Loan Growth Prior to Securitizations

1.35%
Adjusted Return on Average Asset

12.61%
Adjusted Return on Average Equity

8%
Core Deposit Growth

15%
Increase in Tangible Book Value Per Share

$7.03
Adjusted Diluted Earnings Per Share

FINANCIAL HIGHLIGHTS

2020-2024

Earnings Per Share
Compound Annual
Growth Rate   **15%**

Adjusted Earnings Per Share



Gross Loans/Leases
(billions)



* Benefitted from the Guaranty Bank acquisition.

Total Deposits
(billions)



* Benefitted from the Guaranty Bank acquisition.

Summary of Financial Results (thousands)					
Adjusted Non-GAAP	2020	2021	2022	2023	2024
Net interest income	$166,950	$178,233	$231,120	$221,006	231,788
Provision for credit losses	($55,704)	($3,486)	$4,110	($16,539)	($17,098)
Non-interest income	$111,580	$100,303	$78,754	$134,397	$119,864
Non-interest expense	($146,304)	($152,136)	($180,775)	($210,324)	($205,257)
Net income before taxes	$76,522	$122,914	$133,209	$128,540	$129,297
Income taxes	($13,281)	($22,866)	($18,348)	($13,465)	($10,047)
Net income	$63,241	$100,048	$114,861	$115,075	$119,250

Tangible Book Value and Fair Market Value

■ TANGIBLE BOOK VALUE PER COMMON SHARE
■ FAIR MARKET VALUE



Adjusted ROAA



OUR Mission Vision Values

MISSION: We make financial dreams a reality.

VISION: Exceptional people providing extraordinary performance for our clients, shareholders, and communities.

VALUES:

Passion - We care.

Achievement - We expect to win.

Accountability - We drive it.

Collaboration - We work together.

Innovation - We embrace change.

Inclusion - We respect all.

QCR HOLDINGS, INC.

OUR RESPONSIBILITIES

We believe in using resources responsibly, fostering a culture of inclusion for our clients and employees, supporting our communities, and governing our business practices with integrity. We put these beliefs into practice through volunteer hours, sponsorships, and community investments and loans.





1,115 Non-Profits Supported Through Volunteering, Donations, or Community Development Loans

$2.2 Million in Sponsorships and Donations

25,895 Employee Volunteer hours

1,530 Financial Literacy Volunteer Hours

$94 Million Investments CRA-Eligible

$695 Million Loans CRA-Eligible

823 Employee Volunteers



Our first year of F.O.C.U.S., our 2024-2026 Strategic Plan, was a strong success, laying a solid foundation for the future.

     

Our strategic plan, which has five main focus areas, allows employees to understand our company's goals and how they each contribute to our efforts.

Progress in each of the five areas is analyzed quarterly. Based on various measurements, a composite score is communicated to pinpoint where we are on our path to achievement. Our scores for the last quarter of 2024 are listed below.



First Priority = Employees
We will attract, retain, and develop top talent.
2024 SCORE IS 3/5

Optimized Experiences
We will invest in employee and client-facing technology and operations.
2024 SCORE IS 3/5

Client Expectations
We will exceed the expectations of our clients.
2024 SCORE IS 4/5

Uplifting Our Communities
We will invest in our communities.
2024 SCORE IS 4/5

Sustainable Performance
We will deliver sustainable top-tier financial performance.
2024 SCORE IS 4/5

OUR ENTITIES



Laura 'Divot' Ekizian
President and Chief Executive Officer,
Quad City Bank & Trust



Throughout 2024, QCBT innovated, invigorated and looked to the future. Quad City Bank & Trust celebrated a milestone 30th anniversary on January 7th, 2024. A celebration and concurrent grand opening was held in the lobby of the newly-renovated Brady Street branch. Employees, clients, retirees, local dignitaries and members of the public were all invited to the celebration which was commemorated with a video message capturing historical thoughts and perspectives from the bank's founders.

In mid-2024, after 17 years as CEO of QCBT, John Anderson announced his retirement along with announcing Laura "Divot" Ekizian as his successor as President and CEO. The announcement was met with much gratitude and appreciation for his contributions to the growth and success QCBT now enjoys, and excitement for Divot's fresh perspective and renewed focus on company culture and values.



Continuing with our look to the future footprint of QCBT in the Quad Cities, a new Corporate Headquarters for QCR Holdings was announced, and in conjunction, a 6th branch for QCBT. The new branch will occupy the first floor of the 4-story building in Bettendorf at the corner of Middle & Forest Grove Roads. It was also announced that QCBT will maintain a presence in the Illinois Quad Cities and will be evaluating location placement to best fit the needs of our growing community. As the continued leader in market share in the Quad Cities at nearly 22%, QCBT has pledged to ensure the bank's products, services, employee base and local donations and sponsorships are reflective of and meeting the needs of our ever-changing community well into 2025 and beyond.



JAMES D. KLEIN
President, Cedar Rapids Bank & Trust and
Chief Deposit Officer, QCR Holdings, Inc.





Cedar Rapids Bank & Trust had another strong year of performance with respect to all our key constituents.

From a client perspective, we focused on a variety of strategies to grow core deposits including digital account openings to an exciting collaboration with college basketball star and Cedar Rapids native, Hannah Stuelke. As a result of our collective efforts, we grew by a record number of households and had strong financial growth. Our employees remain our most important asset. It is due to their dedication and hard work - doing both the big and small things every day – that CRBT remains the #1 bank by market share in Linn County and a Top Workplace in Iowa and USA. I am extremely proud of our team and the culture we have built and work hard to preserve as we continue to grow.

Speaking of growth, we recently celebrated the completion of our new three-story, 34,000 square foot building that expands our downtown campus and houses nearly fifty employees. Lastly, CRBT employees proudly volunteered 7,334 hours to 141 local nonprofit organizations to help those most in need within our community.

As we navigate 2025, we remain focused on supporting our employees, clients, and community while guided by our core beliefs of balance, trust, excellence, and perspective. It is that winning combination that makes us People you can bank on.®



STACEY J. BENTLEY
President and Chief Executive Officer,
Community Bank & Trust



2024 was a successful year of delivering on our relationship driven model as a community bank.

We grew new client relationships throughout the year, including 50 new business clients and 13 new wealth management clients. Our employees delivered raving fan service both externally to clients and internally to each other. It is this shared philosophy to provide superior local service that continues to differentiate us among our competitors. In addition, our staff was committed to giving back to our community through time, talent, and treasure. CBT proudly volunteered a total of 1,518 hours to 72 nonprofit organizations in 2024. We also were recognized for our 28th consecutive year of 100% giving to United Way, being a Top 10 United Way donor in the Cedar Valley, and for being the recipient of the 2024 Cedar Valley Economic Diversity & Inclusion award from Grow Cedar Valley. As a result, CBT increased to #5 in deposit market share (in the Cedar Valley) and #8 in MSA.

In 2025, our focus remains steady to continue growing new checking accounts while developing client relationships. We will continue to measure our Net Promoter Score and the valuable feedback we receive from clients. Lastly, we will explore additional client and staff outreach initiatives to position CBT for ongoing relationship and business opportunities throughout the Cedar Valley.



KURT A. GIBSON
Chief Executive Officer,
Community State Bank

Emphasis on growth leads to record earnings. We added over $100 million of new C&I commitments and deposit relationships in 2024, which contributed to 14% compounded annual growth rate and record earnings - a testament to the strength of our team and exceptional service.

2024 brought exciting changes and new initiatives to CSB. In January, we announced an executive leadership change with the appointment of Brian Hannah as President and Kurt Gibson continuing as CEO. The addition of Brian to our organization's leadership strengthens our ability to concentrate on the most critical priorities for our employees, clients and community. Our new Wealth Management division launched in April and in May, we introduced a refreshed and modernized CSB brand. We were also presented with the Commercial Investment Award by the Ankeny Business & Industry Collaborative's "Salute to Industry," the Des Moines Register's Ankeny's Best Bank, and finalist for Metro's Best Bank.

In August, we held a groundbreaking for CSB's new headquarters, a four-story, 71,000 square foot facility in north Ankeny set on 5-1/2 acres. The location provides excellent visibility and access from Interstate 35 for our clients and community and will enhance collaboration between CSB and Central Iowa GO employees. Construction is projected for completion in spring 2026.

We positively impacted over 150 Central Iowa organizations through our CSB Changemakers employee volunteerism and grew our financial commitments to the community. To maintain this momentum, we will introduce new resources dedicated to greater community involvement and CRA commitments with a focus on continuing to uplift our communities.







MONTE C. MCNEW
Chief Executive Officer, Guaranty Bank and
Chief Lending Officer, QCR Holdings, Inc.



We are proud to say that 2024 marked the highest net income in our bank's history. Additionally, Guaranty Bank moved to #2 in market share in the Springfield, MO MSA.

This was fueled by growth in our retail accounts. A key component to this growth was our new youth driven accounts know as Empower. The "One Bank. One Team. One Goal" initiative has been applied throughout the entire bank. Our new wealth management team has noticed synergies with our already robust private banking team to quickly gain real traction in our market.

Uplifting and supporting our communities is a priority for our bank. Our team exceeded both of our goals of volunteer hours and donations giving back to critical organizations in our communities.

TODD A. GIPPLE
President, Chief Financial Officer,
QCR Holdings, Inc.



In 2024, Group Operations (GO) had another successful year of delivering shared services to our internal clients, the Charters. Our services consist of more than 1,000 total actions and processes, providing $6.0 million in cost savings and $3.8 million in cost avoidance due to contract management since 2019. Our GO teammates execute 30-45 projects and support 400 total technology systems enterprise-wide each year. We are intentionally located throughout each of our markets to create strong engagement and collaboration between our teams. Together, we focus on providing an exceptional client experience.

Last year, we began the conversion of our personal banking customers to the Q2 online banking platform in preparation for our "Bank of the Future" technology plan. As with each conversion, we implement the upgrades one Charter at a time, beginning in August with Guaranty Bank and with plans to finish with Community State Bank in June 2025.

Lastly, we ramped up our efforts to further engage our 325 Group Operations employees by developing action plans based on results from our Employee Engagement Survey. Specifically, we initiated a leadership program (called GROW) and a mentorship program.



OUR LEADERSHIP
BOARD OF DIRECTORS








LARRY J. HELLING
Chief Executive Officer,
QCR Holdings, Inc. and
Cedar Rapids Bank & Trust

TODD A. GIPPLE
President, Chief Financial Officer,
QCR Holdings, Inc.

MARIE Z. ZIEGLER
Chair of the Board,
QCR Holdings, Inc.,
Retired Executive,
Deere and Company

JAMES M. FIELD
Vice Chair of the Board,
QCR Holdings, Inc.,
Retired President and Chief
Financial Officer,
Deere and Company

MARY KAY BATES
President and Chief Executive
Officer, Bank Midwest







JAMES R. BATTEN
President,
H2D2, LLC

JOHN-PAUL E. BESONG
Retired Executive,
Rockwell Collins

BRENT R. COBB
Chief Executive Officer,
World Class Industries, Inc.

JOHN F. GRIESEMER
President and Chief Executive
Officer, Erlen Group

ELIZABETH S. JACOBS
President,
The Jacobs Group, LLC





MARK C. KILMER
Chair of the Board,
The Republic Companies

AMY L. REASNER
President,
Lynch Dallas, P.C.

DONNA J. SORENSEN, J.D.
President,
Sorensen Consulting

MANAGEMENT
CABINET

Our Management Cabinet is made up of 6 key leaders within our organization who oversee QCR Holdings, Inc. strategic development, critical decision making, and talent management. They work hand-in-hand with our Leadership Team.









LARRY J. HELLING
Chief Executive Officer,
QCR Holdings, Inc. and
Cedar Rapids Bank & Trust

TODD A. GIPPLE
President and Chief Financial Officer,
QCR Holdings, Inc.

JAMES D. KLEIN
President, Cedar Rapids
Bank & Trust and
Chief Deposit Officer,
QCR Holdings, Inc.

NIKI A. LEE
Executive Vice President,
Chief Human Resources Officer,
QCR Holdings, Inc.

MONTE C. MCNEW
Chief Executive Officer,
Guaranty Bank and
Chief Lending Officer,
QCR Holdings, Inc.

REBA K. WINTER
Executive Vice President,
Chief Operating Officer,
QCR Holdings, Inc.

LEADERSHIP
TEAM

Members of the Leadership Team include the Management Cabinet and other key leaders from around the company. Their leadership ensures effective communication and execution of the holding company's strategic plan and reinforces our values and culture.






STACEY J. BENTLEY
President and Chief
Executive Officer,
Community Bank & Trust

ROBERT M. EBY
Executive Vice President,
Chief Credit Officer,
QCR Holdings, Inc.

LAURA 'DIVOT' EKIZIAN
President and Chief
Executive Officer,
Quad City Bank & Trust

KURT A. GIBSON
Chief Executive Officer,
Community State Bank





CARI J. HENSON
Vice President, Corporate
Communications Manager,
QCR Holdings, Inc.

ANNE M. O'NEILL
Executive Vice President,
Chief Operations Officer &
Cashier, Quad City Bank & Trust

AARON C. SUNDQUIST
Executive Vice President,
Chief Risk Officer

	FOR THE YEAR ENDED	
	December 31, 2024	December 31, 2023
	(dollars in thousands)	
CONDENSED BALANCE SHEET	**Amount**	**Amount**
Cash and due from banks	$91,732	$97,123
Federal funds sold and interest-bearing deposits	170,592	140,369
Securities, net	1,200,435	1,005,528
Net loans/leases	6,694,563	6,456,216
Intangibles	11,061	13,821
Goodwill	138,596	139,027
Derivatives	186,781	187,341
Other assets	532,270	499,469
Total assets	**$9,026,030**	**$8,538,894**
Total deposits	$7,061,187	$6,514,005
Total borrowings	569,532	718,295
Derivatives	214,823	215,735
Other liabilities	183,101	204,263
Total stockholders' equity	997,387	886,596
Total liabilities and stockholders' equity	**$9,026,030**	**$8,538,894**

	FOR THE YEAR ENDED	
ANALYSIS OF LOAN PORTFOLIO	December 31, 2024	December 31, 2023
Loan/lease mix:	*(dollars in thousands)*	
Commercial and industrial - revolving	$387,991	$325,243
Commercial and industrial - other	1,295,961	1,390,068
Commercial and industrial - other - LIHTC	218,971	91,710
Total commercial and industrial	1,902,923	1,807,021
Commercial real estate, owner occupied	605,993	607,365
Commercial real estate, non-owner occupied	1,077,852	1,008,892
Construction and land development	395,557	477,424
Construction and land development - LIHTC	917,986	943,101
Multi-family	303,662	284,721
Multi-family - LIHTC	828,448	711,422
Direct financing leases	17,076	31,164
1-4 family real estate	588,179	544,971
Consumer	146,728	127,335
Total loans/leases	**$6,784,404**	**$6,543,416**
Less allowance for credit losses	89,841	87,200
Net loans/leases	**$6,694,563**	**$6,456,216**

ANALYSIS OF DEPOSITS

Deposit mix:		
Noninterest-bearing demand deposits	$921,160	$1,038,689
Interest-bearing demand deposits	4,828,216	4,338,390
Time deposits	953,496	851,950
Brokered deposits	358,315	284,976
Total deposits	**$7,061,187**	**$6,514,005**

FOR THE YEAR ENDED		
	December 31, 2024	December 31, 2023
	(dollars in thousands)	
INCOME STATEMENT	**Amount**	**Amount**
Interest income	$481,857	$413,410
Interest expense	250,069	192,404
Net interest income	231,788	221,006
Provision for credit losses	17,098	16,539
Net interest income after provision for credit losses	214,690	204,467
Total noninterest income	115,529	132,684
Total noninterest expense	207,642	210,531
Net income before taxes	122,577	126,620
Income tax expense	8,727	13,062
Net income	**$113,850**	**$113,558**

Basic EPS	$6.77	$6.79
Diluted EPS	$6.71	$6.73
Weighted average common shares outstanding	16,829,004	16,732,406
Weighted average common and common equivalent shares outstanding	16,959,853	16,866,391



FOR THE YEAR ENDED		
	December 31, 2024	December 31, 2023
COMMON SHARE DATA	*(dollars in thousands, except per share data)*	
Common shares outstanding	16,882,045	16,749,254
Book value per common share [1]	$59.08	$52.93
Tangible book value per common share [2]	$50.21	$43.81
Closing stock price	$80.64	$58.39
Market capitalization	$1,361,368	$977,989
Market price / book value	136.49%	110.31%
Market price / tangible book value	160.59%	133.29%
Earnings per common share (basic)	$6.77	$6.78
Price earnings ratio	11.91 x	8.61 x
Basic adjusted earnings per common share (non-GAAP) [3]	$7.09	6.88%
Diluted adjusted earnings per common share (non-GAAP) [3]	$7.03	6.82%
TCE / TA [4]	9.55%	8.75%

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Beginning balance	$886,596	$772,724
Net income	113,850	113,558
Other comprehensive income (loss), net of tax	(3,682)	8,939
Repurchase and cancellation of shares of common stock as a result of a share repurchase program	-	(8,686)
Common stock cash dividends declared	(4,041)	(4,020)
Other [5]	4,664	4,081
Ending balance	$997,387	$886,596

(1) Includes accumulated other comprehensive income (loss).
(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets (Non-GAAP).
(3) See GAAP to Non-GAAP reconciliation.
(4) TCE / TCA : tangible common equity / total tangible assets. See GAAP to Non-GAAP reconciliations.
(5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.

REGULATORY CAPITAL RATIOS	FOR THE YEAR ENDED	
	December 31, 2024	December 31, 2023
	(dollars in thousands)	
Total risk-based capital ratio	14.10%	14.29%
Tier 1 risk-based capital ratio	10.57%	10.27%
Tier 1 leverage capital ratio	10.73%	10.03%
Common equity tier 1 ratio	10.03%	9.67%

KEY PERFORMANCE RATIOS AND OTHER METRICS

Adjusted return on average assets	1.35%	1.41%
Adjusted return on average total equity	12.61%	13.94%
Net interest margin	2.88%	2.97%
Net interest margin (TEY) (Non-GAAP)[1][2]	3.33%	3.35%
Adjusted net interest margin (TEY) (Non-GAAP) [1][2]	3.31%	3.32%
Efficiency ratio (Non-GAAP) [2]	59.78%	59.52%
Gross loans/leases held for investment/total assets	75.14%	76.63%
Full-time equivalent employees	980	996

AVERAGE BALANCES

Assets	$8,837,393	$8,165,805
Loans/leases	6,764,754	6,337,551
Deposits	6,813,620	6,325,790
Total stockholders' equity	945,848	825,557

(1) TEY : Tax equivalent yield.
(2) See GAAP to Non-GAAP reconciliations in the Company's Form 10-K.

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the Nasdaq Global Market under the symbol "QCRH".

2025 Annual Meeting of Stockholders

We invite you to electronically attend the virtual annual meeting which will be held on Thursday, May 22, 2025 at 8:00 a.m. Central Daylight Time. You will be able to attend the meeting and vote during the meeting by visiting: www.virtualshareholdermeeting.com/QCRH2025. Prior to the meeting, you will be able to vote by visiting www.proxyvote.com.

Stockholders interested in information may contact

Shellee R. Showalter
Senior Vice President, Director of
Equity Administration & Executive Compensation
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7760

Annual Report on Form 10-K

Copies of the QCR Holdings annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission are available to stockholders without charge by accessing our website at www.qcrh.com or may contact:

Nick W. Anderson
Senior Vice President, Chief Accounting Officer
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7707

Internet Information

Information on our subsidiaries' history, locations, products and services can be accessed on the internet at: www.qcbt.bank, www.crbt.bank, www.communitybt.bank, www.bankcsb.com, www.gbankmo.com, and www.m2equipmentfinance.com

Stock Transfer Agent

Inquiries related to stockholder records, stock transfers, lost certificates, changes of ownership, changes of address, and dividend payments should be sent to our transfer agent at:

Equiniti Trust Company, LLC
55 Challenger Road 2nd floor
Ridgefield Park, New Jersey 07660

Toll Free: 800.937.5449
Local & International: 718.921.8124

Hours: 8 a.m. – 8 p.m. ET Monday-Friday
Email: helpast@equiniti.com
Website: equiniti.com

Analysts or other investors interested in information may contact

Todd A. Gipple
President and Chief Financial Officer
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.743.7745

Heather L. Brummel
Group Operations Executive Administrative Assistant
QCR Holdings, Inc.
3551 Seventh Street, Moline, IL 61265
309.277.2657

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman LLP, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL



DIVIDEND INFORMATION

RECORD DATE	PAYMENT DATE	CASH AMOUNT
03/15/24	04/03/24	$0.06
06/14/24	07/03/24	$0.06
09/13/24	10/02/24	$0.06
12/13/24	01/03/25	$0.06

2024 Stock Performance - Annual Percent Change



relationship driven.

















QUAD CITY BANK & TRUST

CEDAR RAPIDS BANK & TRUST

COMMUNITY BANK & TRUST
A Division of Cedar Rapids Bank & Trust

CSB COMMUNITY STATE BANK

Guaranty Bank

m2 EQUIPMENT FINANCE

GROUP OPERATIONS

QCR HOLDINGS, INC.

3551 SEVENTH STREET | MOLINE, IL 61265
QCRH.COM